December 19, 2019

Ola Lorentzon
Interim Chief Executive Officer
Golden Ocean Group Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton HM 08
Bermuda

       Re: Golden Ocean Group Ltd.
           Form 20-F for the Fiscal Year ended December 31, 2018
           Filed March 22, 2019
           File No. 000-29106

Dear Mr. Lorentzon:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2018

Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-11
Revenue Recognition, page F-12

1. We note your accounting policy for revenue sharing/pool agreements on page F-13, indicating that revenues and expenses of the pools are presented gross when you are the principal, while allocations that you receive when you are not the principal are presented as other operating income, net. We understand from your disclosures on pages 36 and 39 that you had 25 of your 77 vessels operating under such agreements at year-end.

      Tell us the amounts of your revenues and expenses for each period that relate to revenue sharing/pool agreements in which you were the manager/principal, and the amounts of
 Ola Lorentzon
Golden Ocean Group Ltd.
December 19, 2019
Page 2
         such revenues and expenses that you retained based on your share of the pools. Tell us how you report your allocations of amounts attributable/distributed to other participants in these pools, along with your rationale.

         Please expand your policy disclosure to describe the scope of your responsibilities as the manager/principal in these arrangements, also to clarify your reference to "under the charter parties" along with your gross and net reporting policy considerations.

         Please clarify whether amounts shown on the line item "other operating income, net" are limited to the allocations you receive as a participant/agent, or also include your allocations as a manager/principal to other participants. Provide us with details of the amounts reported on this line for each period.

         In order for us to better understand your accounting policy considerations, please submit copies of the two revenue sharing/pool agreements that were the most significant during
         2018, in your role as a manager/principal, and separately, as a participant/agent.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joseph Klinko, Staff Accountant, at 202-551-3824, Lily Dang, Staff
Accountant, at 202-551-3867 or Karl Hiller, Branch Chief, at 202-551-3686 with any questions.



FirstName LastNameOla Lorentzon                                Sincerely,
Comapany NameGolden Ocean Group Ltd.
                                                               Division of
Corporation Finance
December 19, 2019 Page 2                                       Office of Energy
& Transportation
FirstName LastName